Exhibit 99.1

Underwriting Agreement

February 23, 2012

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

As Representative(s) of the several Underwriters

listed in Schedule 1 hereto

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representative(s) (the “Representative(s)”), $500,000,000 principal amount of its 3.750% Notes due 2015 (the “2015 Notes”), $1,400,000,000 principal amount of its 4.500% Notes due 2017 (the “2017 Notes”) and $1,100,000,000 principal amount of its 6.250% Notes due 2022 (the “2022 Notes”), having the terms set forth in Schedule 2 hereto (the 2015 Notes, together with the 2017 Notes and the 2022 Notes, the “Securities”). The Securities will be issued pursuant to an Indenture dated as of May 20, 2009, as supplemented by a Fifth Supplemental Indenture to be dated as of February 28, 2012, and as further supplemented by the Sixth Supplemental Indenture to be dated as of February 28, 2012 (together, the “Indenture”), each between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.535% of the principal amount thereof plus accrued interest, if any, from February 28, 2012 to the Closing Date (as defined below) with respect to the 2015 Notes, at a price equal to 99.341% of the principal amount thereof plus accrued interest, if any, from February 28, 2012 to the Closing Date with respect to the 2017 Notes and at a price equal to 98.834% of the principal amount thereof plus accrued interest, if any, from February 28, 2012 to the Closing Date with respect to the 2022 Notes. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative(s) is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 6:00 P.M., New York City time, on February 23, 2012. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Davis Polk & Wardwell LLP at 10:00 A.M., New York City time, on February 28, 2012, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representative(s) and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative(s) against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representative(s) not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Basic Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the cover page and in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third, fourth, seventh, eighth, ninth and tenth full paragraphs and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets dated February 23, 2012: (i) the Spread to Benchmark Treasury, (ii) Benchmark Treasury and (iii) the Benchmark Treasury Price and Yield.

Notices to the Underwriters shall be given at: Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (212) 816-7912), Attention: General Counsel; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk - 3rd floor; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-01, New York, New York 10020, (fax: (212) 901-7881), Attention: High Grade Debt Capital Markets Transaction Management/Legal.

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions, which was filed as Exhibit 99.1 to the Current Report on Form 6-K dated February 23, 2012 (File No. 333-146371), are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By	/s/ Thierry Royer
Title: Group Treasurer

By	/s/ Henk Scheffer
Title: Company Secretary

Accepted: February 23, 2012

For themselves and on behalf of the several Underwriters listed in Schedule 1 hereto.

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Jack D. McSpadden Jr.
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By	/s/ Maria Sramek
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Peter Carbone
Authorized Signatory

(signature page to Underwriting Agreement)

Schedule 1

Underwriter	Principal Amount of 2015 Notes	Principal Amount of 2017 Notes	Principal Amount of 2022 Notes
J.P. Morgan Securities LLC	$100,000,000	$280,000,000	$220,000,000
Citigroup Global Markets Inc.	$80,000,000	$224,000,000	$176,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$80,000,000	$224,000,000	$176,000,000
Commerz Markets LLC	$40,000,000	$112,000,000	$88,000,000
Credit Agricole Securities (USA) Inc.	$40,000,000	$112,000,000	$88,000,000
HSBC Securities (USA) Inc.	$40,000,000	$112,000,000	$88,000,000
RBS Securities Inc.	$40,000,000	$112,000,000	$88,000,000
Santander Investment Securities Inc.	$40,000,000	$112,000,000	$88,000,000
SG Americas Securities, LLC	$40,000,000	$112,000,000	$88,000,000

Total	$500,000,000	$1,400,000,000	$1,100,000,000

Schedule 2

Representative(s) and Address(es) for Notices:

Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (212) 816-7912), Attention: General Counsel

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081),

Attention: High Grade Syndicate Desk - 3rd floor

Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-01, New York, New York 10020, (fax: (212) 901-7881), Attention: High Grade Debt Capital Markets Transaction Management/Legal

Certain Terms of the 2015 Notes:

Title of Securities:	3.750% Notes due 2015

Aggregate Principal Amount of Securities:	$500,000,000

Maturity Date:	February 25, 2015

Interest Rate:	3.750%

Interest Payment Dates:	February 25 and August 25 of each year, commencing August 25, 2012

Record Dates:	February 10 and August 10

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the 2017 Notes:

Title of Securities:	4.500% Notes due 2017

Aggregate Principal Amount of Securities:	$1,400,000,000

Maturity Date:	February 25, 2017

Interest Rate:	4.500%

Interest Payment Dates:	February 25 and August 25 of each year, commencing August 25, 2012

Record Dates:	February 10 and August 10

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the 2022 Notes:

Title of Securities:	6.250% Notes due 2022

Aggregate Principal Amount of Securities:	$1,100,000,000

Maturity Date:	February 25, 2022

Interest Rate:	6.250%

Interest Payment Dates:	February 25 and August 25 of each year, commencing August 25, 2012

Record Dates:	February 10 and August 10

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Filed Pursuant to Rule 433

Registration Statement No. 333-157658

Final Term Sheet dated February 23, 2012 supplementing

the Preliminary Prospectus Supplement dated February 23, 2012

Final Term Sheet

ArcelorMittal

$500,000,000 aggregate principal amount of its 3.750% Notes due 2015

This final term sheet dated February 23, 2012 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 23, 2012 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together. the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	3.750% notes due 2015
Size:	$500,000,000
Price:	99.785% of face amount
Maturity:	February 25, 2015, unless earlier redeemed
Coupon:	3.750% per annum
Yield to Maturity:	3.827%
Benchmark Treasury:	0.250% due February 15, 2015
Spread to Benchmark Treasury:	T+340 bps
Benchmark Treasury Price and Yield:	99-15 1/4 / 0.427%
Reference Treasury Dealers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers)
Interest Payment Dates:	February 25 and August 25, commencing August 25, 2012
Proceeds to Company Before Expenses:	$497,675,000
Use of Proceeds:	The net proceeds of the offering will be used for general corporate purposes and to repay existing indebtedness.
Change of Control:	101%
Make-whole Spread:	T+50 bps
Trade date	February 23, 2012
Settlement:	T+3; February 28, 2012
CUSIP:	03938L AV6
ISIN:	US03938LAV62
Denominations/Multiple:	2,000 x 1,000

Underwriters:

Joint Book-Running Managers

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Passive Book-Runners

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at 1-212-834-4533 or Citigroup Global Markets Inc. at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$1,400,000,000 aggregate principal amount of its 4.500% Notes due 2017

This final term sheet dated February 23, 2012 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 23, 2012 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together. the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	4.500% notes due 2017
Size:	$1,400,000,000
Price:	99.691% of face amount
Maturity:	February 25, 2017, unless earlier redeemed
Coupon:	4.500% per annum
Yield to Maturity:	4.570%
Benchmark Treasury:	0.875% due January 31, 2017
Spread to Benchmark Treasury:	T+370 bps
Benchmark Treasury Price and Yield:	100-00 3/4 / 0.870%
Reference Treasury Dealers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers)
Interest Payment Dates:	February 25 and August 25, commencing August 25, 2012
Proceeds to Company Before Expenses:	$1,390,774,000
Use of Proceeds:	The net proceeds of the offering will be used for general corporate purposes and to repay existing indebtedness.
Change of Control:	101%
Make-whole Spread:	T+50 bps
Trade date	February 23, 2012
Settlement:	T+3; February 28, 2012
CUSIP:	03938L AW4
ISIN:	US03938LAW46
Denominations/Multiple:	2,000 x 1,000

Underwriters:

Joint Book-Running Managers

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Passive Book-Runners

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at 1-212-834-4533 or Citigroup Global Markets Inc. at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$1,100,000,000 aggregate principal amount of its 6.250% Notes due 2022

This final term sheet dated February 23, 2012 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 23, 2012 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together. the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	6.250% notes due 2022
Size:	$1,100,000,000
Price:	99.284% of face amount
Maturity:	February 25, 2022, unless earlier redeemed
Coupon:	6.250% per annum
Yield to Maturity:	6.348%
Benchmark Treasury:	2.000% due February 15, 2022
Spread to Benchmark Treasury:	T+435 bps
Benchmark Treasury Price and Yield:	100-00+ / 1.998%
Reference Treasury Dealers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers)
Interest Payment Dates:	February 25 and August 25, commencing August 25, 2012
Proceeds to Company Before Expenses:	$1,087,174,000
Use of Proceeds:	The net proceeds of the offering will be used for general corporate purposes and to repay existing indebtedness.
Change of Control:	101%
Make-whole Spread:	T+50 bps
Trade date	February 23, 2012
Settlement:	T+3; February 28, 2012
CUSIP:	03938L AX2
ISIN:	US03938LAX29
Denominations/Multiple:	2,000 x 1,000

Underwriters:

Joint Book-Running Managers

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Passive Book-Runners

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at 1-212-834-4533 or Citigroup Global Markets Inc. at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.